FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.

(Translation of registrant’s name into English)

Gran Vía, 32

28013 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☑ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐    No   ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐    No   ☑

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Comunication of Relevant Information

Promotora de Informaciones, S.A. (PRISA) communicates the following relevant information, in the scope of the information filed on October 24th, 2011 (CNMV number 152.168), according to article 82 of the Stock Exchange Act (Ley del Mercado de Valores).

PRISA is currently finalizing the refinancing of its debt, which includes the Syndicated loan from May 19th 2006, the Bridge loan from December 20th 2007, the Subordinated debt from December 20th 2007 and a series of bilateral loans.

PRISA has reached an agreement with almost all of its creditors, and expects to reach it with all of them before the end of the year. While the new terms are being documented, PRISA has asked for an extension of the main maturity which was due today until the coming December 30th.

Madrid, December 19, 2011

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

I.  Exercise of Warrants

Following the Relevant Information dated December 1, 2011, with registration CNMV No. 154117, PRISA informs that on December 9 have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) and effective date 12 December 68 new Class A common shares issued by PRISA in connection with the capital increase by cash contribution, with preferential subscription rights implemented through warrants1.

II.     Class B shares conversion into Class A shares

Following the Relevant Information dated December 1, 2011, with registration CNMV No. 154117, PRISA informs that on December 9 have been admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, through the Stock Exchange Interconnection System (“Sistema de Interconexión Bursátil”) and effective date 12 December 3,730,964 new Class A common shares coming from the exercise of the conversion right of Class B nonvoting shares issued by PRISA in connection with the capital increase by non-cash contribution2.

Madrid, December 9, 2011

1 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd and 8th day of December 2010, with registration CNMV No 134087 and No 134403 respectively).

2 Capital increase approved by the Extraordinary Shareholders Meeting of PRISA of November 27, 2010 (reported by Relevant Information 2nd day of December 2010, with registration CNMV No 134087).

FREE TRANSLATION FROM THE ORIGINAL IN SPANISH LANGUAGE

Communication of Relevant Information

Promotora de Informaciones SA (PRISA) announces the following relevant information, under the provisions of article 82 of Act 24/1988, July 28th, of Securities Market (“Ley del Mercado de Valores”).

1.   Exercise of Warrants

In relation to the Warrants issued by the capital increase for cash consideration1, PRISA has granted a public deed formalizing the implementation of the capital increase, in the eleventh window of execution of the Warrants of PRISA. This public deed has been recorded in the Registry of Commerce of Madrid, on November 25th, 2011, entry 270. The total number of Warrants that have been exercised is 68, which have given place to the subscription of 68 new Class A common shares, issued on an exercise price of 2.00 Euros per share.

PRISA share capital, after this capital increase, amounts 84,786,115.80€, represented by: (a) 454,316,354 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 454,316,354 and (b) 393,544,804 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 393,544,804.

After conversion in this eleventh window, the Company reminds to all Warrants holders of PRISA that they may exercise their rights (conversion of Warrants) on a monthly basis for 31 windows of execution (up to June 2014), at an exercise price in all of them of 2.00 Euros per share.

2.  Class B shares conversion into Class A shares

In relation to non-voting convertible Class B shares issued by a capital increase against in-kind contributions2, PRISA has granted a public deed formalizing the conversion of 3,730,964 Class B shares into an equal number of Class A shares under the terms established by the Class B issue agreement. This public deed has been recorded in the Registry of Commerce of Madrid, on November 25th, 2011, entry 271.

PRISA share capital upon the exercise of the conversion rights by holders of Class B shares, into Class A shares, is represented by: (a) 458,047,318 Class A common shares, of 0.10€ par value each, numbered consecutively from 1 to 458,047,318 and (b) 389,813,840 Class B convertible and non-voting shares, of 0.10€ par value each, numbered consecutively from 1 to 389,813,840.

The admission to trading of the new ordinary shares, both all those coming from the exercise of Warrants and coming from the Conversion, will be applied on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia through the Automated Quotation System (“Sistema de Interconexión Bursátil” -Mercado Continuo-).

Madrid, December 1, 2011

1 Capital increase agreement by issuing 241,049,050 ordinary shares of class A issued for cash consideration, with preferential subscription rights implemented through warrants (the Warrants of PRISA), adopted by the General and Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 9823, registered on CNMV), reported by Relevant Information dated December 2, 2010 (Registration No.134087 on CNMV) and Relevant Information dated December 7, 2010 (Registration No.134403 on CNMV).

2 Capital increase agreement against in-kind contributions, approved by the General Extraordinary Shareholders Meeting of PRISA held on 27th November 2010 (Securities Note number 49,155, registered on CNMV), reported by Relevant Information dated November 27, 2010 (Registration No.133939 on CNMV).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 19, 2011	PROMOTORA DE INFORMACIONES, S.A
(Registrant)
By: /s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors